

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

Michael Gelmon
President and Chief Executive Officer
MDwerks, Inc.
12 Park Mirage Lane
Rancho Mirage, CA 92270

      Re: MDwerks, Inc.
           Amendment No. 1 to Registration Statement on Form 10
           Filed August 6, 2021
           File No. 000-56299

Dear Mr. Gelmon:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction